EXHIBIT 99.1

BANCOLOMBIA S.A. ANNOUNCES CONSEJO DE ESTADO DECISION

Medellin, July 12, 2013.

Bancolombia announces a decision by the Consejo de Estadoto impose a fine of COP 3,200,546,137, on the bank due to inconsistencies in and the late filing of client tax information that to the National Department of Tax And Customs (“DIAN”) in 2006.

This ruling, which is not subject to appeal, upheld the initial fine imposed by the DIAN in 2006 for COP 5.529.399.458, but lowered the the final amount as indicated above.